EXHIBIT 99.1

VIZSLA SILVER REPORTS ADDITIONAL HIGH GRADE INTERCEPTS AT COPALA WITH GEOTECHNICAL DRILLING

NYSE: VZLA TSX: VZLA

VANCOUVER, BC, Jan. 13, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 11 geotechnical drill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported results correspond to 29 oriented geotechnical drill holes completed within the Copala, Tajitos and Napoleon resource areas between May 2025 and August 2025.

Highlights

•	DDH-CAP-008B returned 1,800 grams per tonne (g/t) silver equivalent (AgEq) over 3.80 metres true width (mTW) (1,284 g/t silver and 7.51 g/t gold)
•	Including 3,833 g/t AgEq over 0.93 mTW (2,760 g/t silver and 15.70 g/t gold)
•	DDH-CAP-003A returned 840 grams per tonne (g/t) silver equivalent (AgEq) over 6.50 metres true width (mTW) (681 g/t silver and 2.58 g/t gold)
•	Including 1,219 g/t AgEq over 0.91 mTW (1,046 g/t silver and 3.10 g/t gold)
•	Including 1,708 g/t AgEq over 1.83 mTW (1,428 g/t silver and 4.77 g/t gold)
•	DDH-CAP-007B returned 424 grams per tonne (g/t) silver equivalent (AgEq) over 8.90 metres true width (mTW) (269 g/t silver and 2.15 g/t gold)
•	Including 1,357 g/t AgEq over 1.62 mTW (865 g/t silver and 6.82 g/t gold)
•	DDH-CAP-003A returned 1,422 grams per tonne (g/t) silver equivalent (AgEq) over 2.00 metres true width (mTW) (850 g/t silver and 7.78 g/t gold)

"The results from the recently completed Geotechnical drill campaign not only support engineering studies for mine development but also serve as infill holes, validating the exceptional high-grade continuity at Copala", commented Michael Konnert, President & CEO. "Copala continues to impress with higher grades as drill spacing is reduced, particularly within years 1-3 of the feasibility study mine plan. We expect to continue upgrading resources through 2026 via underground drilling at Copala to further de-risk and enhance initial mine production."

Figure 1: Plan map Copala structure with the location of the geotechnical holes. (CNW Group/Vizsla Silver Corp.)

The precious metals dominant Copala structure, located in the western portion of the Panuco district, is situated ~800 m to the east of the Napoleon Vein. Copala currently hosts Measured Resources of 41.4 Moz AgEq at 684 g/t AgEq, Indicated Resources of 82.8 Moz AgEq at 600 g/t AgEq and Inferred Resources of 35.5 Moz AgEq at 476 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick (please refer to our Panuco Project, NI 43-101 Technical Report and Feasibility Study, Sinaloa State, Mexico, by Ausenco Engineering Canada ULC, dated December 2, 2025 and Vizsla's press release dated November 12, 2025). Observations and interpretations conducted by Vizsla geologists indicate that Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~65° in the southern sector).

Exploration and resource focused drilling at Copala have now traced mineralization along ~1,770 metres of strike length and ~400 metres down dip. Furthermore, surface geological mapping, supported with LiDAR, and near surface drilling conducted in 2024 (see press release dated June 26, 2024) led to the discovery of a historic mine adit on surface over the central zone of Copala where the initial years of production have been planned.

The 11 holes reported herein are part of 10,578 m geotechnical campaign comprised of 29 oriented holes completed for engineering studies that were included in Vizsla's recently announced Feasibility Study (please refer to our Panuco Project, NI 43-101 Technical Report and Feasibility Study, Sinaloa State, Mexico, by Ausenco Engineering Canada ULC, dated December 2, 2025 and Vizsla's press release dated November 12, 2025). Nine of the 11 holes intercepted Copala between 15 m or 50 m from previous drill holes and thus can be considered as infill holes. Additionally, eight of these holes intercepted Copala with significant grades, further demonstrating the excellent mineral continuity along the Vein.

Moreover, Vizsla Silver commenced a fully funded and permitted test mine and bulk sample program at Copala on December 11, 2024 (see press release dated December 11, 2024), which is focused on developing an underground ramp ("Morgan" ramp), lateral access and ore extraction from the 460-level on Copala. Development of the Morgan ramp on Copala has now provided Vizsla geologists with strategic positions to start an aggressive (+13k metres) infill drilling campaign designed to upgrade additional resources into the Indicated and Measured categories at Copala and Cristiano. Vizsla commenced its underground infill drilling program from the 480-level of the ramp on December 24, 2025 and plans to add a second rig at the 460-level in due course.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points and location of the historic adit on Copala. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. The black dash outlines represent Copala 3 sitting on the hanging wall of Copala and Copala 2 and 4 sitting in the footwall side. (CNW Group/Vizsla Silver Corp.)

Section Line
Cross Section Looking North
SW
A
NE
A'
CS-24-394
0.65 m @ 517 g/t AgEq
CS-24-395
4.90 m @ 221 g/t AgEq
CS-24-394
7.50 m @ 306 g/t AgEq
CS-24-391
4.15 m @ 945 g/t AgEq
CS-24-389
0.55 m @ 916 g/t AgEq
CS-24-389
2.30 m @ 5,687 g/t AgEq
1.70 m @ 330 g/t AgEq
CS-24-359
4.15 m @ 320 g/t AgEq
CS-24-391
2.30 m @ 153 g/t AgEq
CS-24-359
7.80 m @ 1,087 g/t AgEq
CS-24-368
1.40 m @ 2,932 g/t AgEq
CS-24-368
1.75 m @ 740 g/t AgEq
CS-24-400
No Significant Values
CS-22-192
6.73 m @ 898 g/t AgEq
DDH-CAP-003A
6.50 m @ 840 g/t AgEq
COP-2023-005
CS-24-404
CS-24-400
CS-22-192
DDH-CAP-003A
CS-23-264
CS-22-199
CS-23-329A
CS-23-320
200 RL
100 RL
Legend
Lithology
Diorite
Granodiorite
Rhyolite lapilli tuff
Breccia & vein
VNQT
0 25 50 m
404,700 E
404,800 E
404,900 E
405,000 E

Figure 3: Cross section showing Copala structure and Copala 3 vein with completed drilling. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
DDH-CAP-001	No Significant Values							Copala 3
DDH-CAP-003A	363.36	366.00	2.64	2.00	850	7.78	1,422	Copala 3
DDH-CAP-003A	399.90	410.57	10.67	6.50	681	2.58	840	Copala
Including	399.90	401.40	1.50	0.91	1,046	3.10	1,219
Including	405.00	408.00	3.00	1.83	1,428	4.77	1,708
DDH-CAP-004A	No Significant Values							Copala 3
DDH-CAP-004A	332.45	337.15	4.70	4.50	316	1.87	444	Copala
Including	334.65	337.15	2.50	2.39	448	2.18	592
DDH-CAP-004A	348.85	351.50	2.65	2.30	158	0.54	190	Copala
DDH-CAP-004B	261.40	264.00	2.60	2.20	131	0.78	185	Copala
DDH-CAP-005A	No Significant Values							Copala 3
DDH-CAP-005A	308.85	312.00	3.15	2.60	179	0.99	247	Copala
DDH-CAP-006A	No Significant Values							Copala 3
DDH-CAP-006A	332.68	336.65	3.97	3.20	384	2.64	571	Copala
Including	332.68	333.90	1.22	0.98	835	7.19	1,360
DDH-CAP-007A	152.00	153.00	1.00	1.00	216	1.98	362	Copala
DDH-CAP-007B	181.15	190.75	9.60	8.90	269	2.15	424	Copala
Including	181.80	183.55	1.75	1.62	865	6.82	1,357
DDH-CAP-007B	246.10	246.95	0.85	0.80	665	3.01	861	Vein splay
DDH-CAP-007B	311.85	312.75	0.90	0.90	733	3.50	963	Copala 2
DDH-CAP-008A	154.00	154.40	0.40	0.35	182	1.56	296	Copala splay 1
DDH-CAP-008A	156.70	161.65	4.95	4.90	201	1.26	289	Copala
DDH-CAP-008A	172.60	174.10	1.50	1.40	139	1.09	217	Copala splay 2
DDH-CAP-008B	187.30	192.00	4.70	3.80	1,284	7.51	1,800	Copala
Including	189.00	190.15	1.15	0.93	2,760	15.70	3,833
DDH-CAP-009	No Significant Values							Copala
DDH-CAP-009	258.00	263.75	5.75	2.20	489	2.05	619	Cristiano
Including	261.00	262.95	1.95	0.75	1,229	5.64	1,596
DDH-CAP-009	No Significant Values							Copala

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $35.50/oz silver and $3,100/oz gold and metallurgical recoveries assumed are 92.3% for silver and 93.8% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023)

Table 1: Downhole drill intersections from the holes reported for Copala, Copala 2, Copala 3 and Cristiano veins.

Drillhole	Easting	Northing	Elevation (m)	Azimuth	Dip	Depth (m)
DDH-CAP-001	405,122	2,586,384	648	257.0	-76.0	525.0
DDH-CAP-003A	404,813	2,586,854	638	164.0	-73.0	435.0
DDH-CAP-004A	404,812	2,586,855	638	223.0	-72.0	357.0
DDH-CAP-004B	404,813	2,586,855	638	272.0	-53.0	270.0
DDH-CAP-005A	404,827	2,587,009	596	275.0	-46.0	321.0
DDH-CAP-006A	404,828	2,587,009	595	292.0	-68.0	342.0
DDH-CAP-007A	404,652	2,587,161	568	290.0	-56.0	330.0
DDH-CAP-007B	404,653	2,587,161	568	320.0	-39.0	333.0
DDH-CAP-008A	404,674	2,587,217	533	294.0	-75.0	185.1
DDH-CAP-008B	404,674	2,587,217	533	330.0	-39.0	210.0
DDH-CAP-009	404,574	2,587,069	542	247.0	-66.0	336.8

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Quality Assurance / Quality Control

Drill core samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The SGS lab in Durango is ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding management's plans, strategies, and future operations.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 13-JAN-26